Exhibit (a)(5)(E)

Dear Stockholder,

On October 27, 2016, InvenTrust Properties Corp. (“InvenTrust” or the “Company”) announced that it commenced a modified “Dutch Auction” self-tender offer (the “Offer”) to purchase for cash up to $200 million in value of shares of the Company’s common stock. A modified “Dutch Auction” tender offer is an auction structure in which each shareholder wishing to tender his, her or its shares indicates the price that the shareholder would be willing to sell shares back to the company. The price must be within the range set by the Company. The Company has set a tender range of not greater than $2.94 or less than $2.45 per share, subject to the terms and conditions of the Offer. We will set the purchase price at the lowest price per share that will allow us to purchase up to $200 million in value of tendered shares. The same price will be paid for each tendered share accepted for purchase, even shares tendered at a lower price. In accordance with the rules set by the SEC, we may increase the number of shares for payment up to 2% of the outstanding shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by a maximum of approximately $51 million.

The Offer commenced on October 27, 2016 and is scheduled to expire at 5:00 p.m., New York City time, on November 28, 2016, a time frame that may be extended at the Company’s discretion. Promptly after the expiration of the Offer, the final price will be determined within the stated range of $2.94 to $2.45. Each stockholder must make his, her or its own decision whether to tender shares, how many shares to tender and the price or prices at which to tender. Any questions or requests for assistance may be directed to DST by telephone toll free at 855-377-0510. Copies of the tender offer materials and a video discussing the Offer are available on our website (www.inventrustproperties.com). We encourage you to review the Offer to Purchase and all related documents mailed to each shareholder of record for all of the Offer details. We also encourage you to contact your financial advisor, custodian, if you have one, as well as your tax consultant, if you are considering tendering your shares.

Recently, InvenTrust Properties Corp. filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 with the Securities and Exchange Commission (the “SEC”). The 10-Q contains the Company’s financial and operating results as of and for the three and nine months ended September 30, 2016. The complete 10-Q filing is available on our website and the SEC’s website (www.sec.gov). In connection with the above mentioned Offer, we encourage you to review our 10-Q. You may submit a Withdrawal Letter (available on our website) to withdraw tendered shares at any time prior to the expiration of the Offer.

Important Notice

This letter is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and other related materials, which the Company provided to stockholders and filed with the SEC upon commencement of the Offer. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information, including the terms and conditions of the Offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials after they are filed by the Company with the SEC at the SEC’s website at www.sec.gov. Each stockholder should consult with his, her or its tax advisor, broker, dealer, commercial bank, trust company, custodian or other nominee to evaluate the consequences of tendering or selling Shares in the Offer.

Forward-looking statements in this letter are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future and are typically identified by words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain and involve known and unknown risks that are difficult to predict. Factors that may cause actual results to differ materially from current expectations include, among others, the Risk Factors included in InvenTrust’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.